[Grupo Pao De Acucar Logo]                                           Page 1 of 2
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                   Companhia Brasileira de Distribuicao (CBD)
               Announces December and 4th Quarter 2002 Net Sales



Sao Paulo, Brazil, January 15, 2003 - Companhia Brasileira de Distribuicao (NYSE [CBD]; BOVESPA [PCAR4]) today announced preliminary, non-audited December 2002 sales figures. The information is presented based on consolidated figures and in Reais, in accordance with Corporate Law.

In December 2002, gross sales of Companhia Brasileira de Distribuicao totaled R$ 1,368.5 million and net sales, R$ 1,165.0 million, with growth rates of respectively 18.7% and 19.9% compared to the same period in 2001.

In the fourth quarter of 2002, gross sales reached R$ 3,401.7 million and net sales, R$ 2,900.3 million, representing growth rates of 23.6% and 24.6%, respectively.

The Company's accumulated gross sales totaled R$ 11.2 billion and the accumulated net sales totaled R$ 9.5 billion in 2002, registering growths of 17.0% and 17.5% compared to the same period in the previous year. However, annualized sales, that is, considering sales of the chains Se Supermercados and Comprebem since the beginning of the year, reached R$ 11.7 billion, with a 22.4% growth compared to 2001.

In December, same store net sales increased by 7.0%. Sales of food products continued to present a better performance than sales of non-food products, with same store growth rates of 8.1% and - 0.8%, respectively. In the 4th quarter, same store sales increased by 8.8%, above the initial guidance of 6.0%. Same store net sales in 2002 accumulated a 4.1% growth, above the initial estimate of 3.5%.

The highlight of the fourth quarter was the Extra Division, which presented a two-digit growth in same store sales. The Barateiro format continues to present performances above the average of the Company, also registering a two-digit growth.

In December, the following stores were inaugurated:

    - Extra Jaguare, in the city of Sao Paulo, with sales area of approximately 9,200m2.

    - CompreBem Barateiro Taipas, in the city of Sao Paulo, with sales area of approximately 850 m2;

    - CompreBem Barateiro Guaruja, in the coast of the state of Sao Paulo, with sales area of approximately 1,400 m2.

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[Grupo Pao De Acucar Logo]                                           Page 2 of 2
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                               Sales Performance

                     Same Stores                     Total Stores

10-01                   -6.6%                           -3.6%
11-01                   -3.5%                            2.8%
12-01                   -2.8%                            4.1%
1-02                    -1.4%                            5.9%
2-02                    -2.8%                            4.8%
3-02                     7.1%                           15.7%
4-02                    -7.8%                            1.5%
5-02                     7.2%                           17.3%
6-02                     3.3%                           12.8%
7-02                     5.3%                           24.8%
8-02                     7.7%                           28.6%
9-02                     2.6%                           22.6%
10-02                    8.6%                           27.4%
11-02                   11.7%                           28.6%
12-02                    7.0*%                          19.9*%


Note: Same store sales figures include only the stores which have been operating for at least 12 months.
* If deflated by IPCA, total sales performance was 6.5% higher than the one registered in the same period in 2001. Same store sales' performance was -4.9%.



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COMPANHIA BRASILEIRA DE DISTRIBUICAO (CBD) THOMSON FINANCIAL INVESTOR RELATIONS
Fernando Tracanella                        Doris Pompeu
Investor Relations Manager                 Phone: (11) 3848 0887 ext. 208
Daniela Sabbag                             E-mail: doris.pompeu@thomsonir.com.br
Financial Analyst
Phone (11) 3886 0421 Fax: (11) 3884 2677
E-mail: pa.relmerc@paodeacucar.com.br
                  Website: http://www.grupopaodeacucar.com.br
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The statements contained in this release referring to the perspective for the
Company's businesses, to projections of operating and financial results, and to the Company's growth potential, are mere predictions and were based on Management's expectations in relation to the Company's future. These expectations are highly dependent on market changes, on Brazil's general economic performance, on industry and on the international markets and are, therefore, subject to change.
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